Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition

		As of December 31, 2022
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	36,257,751
Accounts receivable		3,057,241
Intercompany receivable from Parent and Subsidiaries		905,072
Right of use asset		221,728
Prepaid expenses		187,226
Total current assets		40,629,018
GOODWILL		71,965,262
DEFERRED INCOME TAX ASSET		1,175,586
RIGHT OF USE ASSET		549,450
OTHER INTANGIBLE ASSETS, net		44,072,869
TOTAL ASSETS	$	158,392,185
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	4,271,628
Contingent earnout consideration payable		8,757,681
Operating lease liability		217,154
Intercompany payable to Parent and Subsidiaries		5,477,782
Total current liabilities		18,724,245
OPERATING LEASE LIABILITY		564,228
CONTINGENT EARNOUT CONSIDERATION PAYABLE		1,496,676
OTHER LIABILITIES, net		40,834
TOTAL LIABILITIES		20,825,983
SHAREHOLDER'S EQUITY:		
Additional paid-in capital		118,632,950
Accumulated income		18,933,252
TOTAL SHAREHOLDER'S EQUITY		137,566,202
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	158,392,185

The accompanying notes are an integral part of these financial statements.